Exhibit 99.1

Press Release

Eltek Reports 2020 Second Quarter Financial Results

•	Revenues of $8.8 million
•	Gross profit of $1.9 million
•	Net Profit of $704,000

PETACH-TIKVA, Israel, August 12, 2020 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today its financial results for the quarter ended June 30, 2020.

Mr. Eli Yaffe, Chief Executive Officer, commented: "We are pleased that our second quarter  reflects the continuing trend of improved results. We are gratified that despite the global Covid-19 pandemic and its related challenges, we were able to grow our top line by 7.2% compared to the second quarter of 2019 and improve our gross margins from 15.3% in Q2 2019 to 21.6% in Q2 2020."

“We are operating in a challenging business environment and making the necessary adjustments to protect our staff, expand our business, improve customer satisfaction, increase revenues, maintain the trend of improved operating efficiencies and reach sustained profitability,” concluded Mr. Yaffe.

 Highlights of the Second Quarter of 2020 compared to the Second Quarter of 2019

•	Revenues for the second quarter of 2020 were $8.8 million compared to revenues of $8.2 million in the second quarter of 2019;

•	Gross profit increased from $1.3 million (15.3% of revenues) in the second quarter of 2019 to $1.9 million (21.6% of revenues) in the second quarter of 2020;

•	Operating profit increased to $809,000 during the second quarter of 2020 as compared to operating profit of $7,000 in the second quarter of 2019;

•
Other expenses were nil during the second quarter of 2020 as compared to other income of $871,000 in the second quarter of 2019 that was mainly attributable to receipt of a non-recurring insurance payment  relating to the damage to one of our manufacturing machines and the resulting losses;

•	Net profit was $704,000, or $0.16 per fully diluted share in the second quarter of 2020 compared to net profit of $790,000, or $0.19 per fully diluted share, in the second quarter of 2019;

•	EBITDA was $1.2 million in the second quarter of 2020 compared to EBITDA of $1.25 million in the second quarter of 2019;

•	Net cash provided by operating activities amounted to $1.4 million in the second quarter of 2020 compared to net cash used in operating activities of $301,000 in the second quarter of 2019.

Highlights for the First Six Months of 2020

•	Revenues for the first six months of 2020 were $17.9 million compared to $16.9 million in the first six months of 2019;

•	Gross profit was $3.7 million (20.6% of revenues) compared to gross profit of $2.8 million (16.5% of revenues) in the first six months of 2019;

•	Operating profit was $1.4 million compared to operating profit of $440,000in the first six months of 2019;

•	Other expenses were $1,000 in the first six months of 2020 as compared to other income of 877,000 in the first six months of 2019;

•	Net profit was $1.2 million, or $0.28 per fully diluted share compared to net profit of $1.0 million, or $0.33 per fully diluted share in the first six months of 2019;

•	EBITDA was $2.2 million in the first six months of 2020, compared to EBITDA of $2.1 million in the first six months of 2019;

•
Net cash provided by operating activities amounted to $2.9 million in the first six months of 2020 compared to net cash provided by operating activities of $1.3 million in the first six months of 2019.

Conference Call

Today, Wednesday, August 12, 2019, at 8:30 a.m. Eastern Time, Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Alon Mualem, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-888-668-9141
Israel:	03-9180609
International:	+972-3-9180609

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
15:30 p.m. Israel Time

A replay of the call will be available through the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed and will be archived for 30 days.

About Eltek

Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Use of Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:
Alon Mualem
Chief Financial Officer
alonm@nisteceltek.com
+972-3-9395023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019

Revenues	8,792	8,198	17,949	16,933
Costs of revenues	(6,892)	(6,942)	(14,246)	(14,139)

Gross profit	1,900	1,256	3,703	2,795

Selling, general and administrative expenses	(1,095)	(1,249)	(2,284)	(2,355)

R&D expenses, net	4	-	2	-

Operating profit	809	7	1,421	440

Financial expenses, net	(83)	(78)	(139)	(263)
Other income, net	-	871	-	877

Profit before income tax	726	800	1,282	1,054

Tax expenses	(22)	(10)	(38)	(23)

Net Profit	704	790	1,244	1,032

Earnings per share

Basic and diluted net profit per ordinary share	0.16	0.19	0.28	0.33

Weighted average number of ordinary shares
used to compute basic and diluted net profit per
ordinary share (in thousands)	4,380	4,148	4,380	3,088

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	June 30,	December 31,
	2020	2019
Assets

Current assets
Cash and cash equivalents	3,407	1,628
Receivables: Trade, net of provision for doubtful accounts	7,307	7,480
Other	246	145
Inventories	3,474	3,735
Prepaid expenses	238	530

Total current assets	14,672	13,518

Long term assets
Restricted deposits	58	-
Severance pay fund	59	60
Operating lease right of use assets	2,029	2,490
Total long term assets	2,146	2,550

Fixed assets, less accumulated depreciation	6,407	6,761

Total Assets	23,225	22,829

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	1,303	2,120
Short-term credit from related party	2,885	3,472
Accounts payable: Trade	3,983	4,673
Other	3,653	3,118
Short-term operating lease liabilities	1,141	1,383

Total current liabilities	12,965	14,766

Long-term liabilities
Long term debt, excluding current maturities	1,468	387
Employee severance benefits	307	268
Deferred tax liabilities	57	45
Long-term operating lease liabilities	872	1,094

Total long-term liabilities	2,704	1,794

Equity
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 4,380,268	3,964	3,964
Additional paid-in capital	18,583	18,583
Cumulative foreign currency translation adjustments	2,479	2,479
Capital reserve	1,006	963
Accumulated deficit	(18,476)	(19,720)
Shareholders' equity	7,556	6,269
Total liabilities and shareholders' equity	23,225	22,829

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$)

Non-GAAP EBITDA Reconciliations	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019

GAAP net Income (loss)	704	790	1,244	1,032
Add back items:

Financial expenses, net	83	78	139	263
Income tax expense	22	10	38	22
Depreciation and amortization	391	372	786	744
Non-GAAP EBITDA	1,200	1,250	2,207	2,061

Eltek Ltd.
Consolidated Statement of Cash flow
(In thousands US$)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019

Cash flows from operating activities:

Net Income	704	790	1,244	1,032

Adjustments to reconcile net profit to net
cash flows provided by operating activities:
Depreciation and amortization	391	375	786	748
Stock-based compensation	17	31	43	62
Transaction with controlling shareholder	-	15	-	29
Revaluation of long term loans	(6)	(8)	4	(24)
Increase in deferred tax liabilities	6	-	12	-
	408	413	845	815

Decrease in operating lease right-of-use assets	1		(4)	(9)
Decrease (increase) in trade receivables	280	(1,838)	149	(1,598)
Decrease in other receivables and prepaid expenses	49	564	187	879
Decrease (increase) in inventories	27	302	248	(114)
Increase (decrease) in trade payables	(113)	(652)	(370)	194
Increase in other liabilities and accrued expenses	17	129	538	132
Increase in employee severance benefits, net	24	(9)	40	(9)
	285	(1,504)	788	(525)

Net cash provided by operating activities	1,397	(301)	2,877	1,322

Cash flows from investing activities:
Purchase of fixed assets	(250)	(91)	(454)	(250)
Restricted deposits	(58)	-	(58)	-
Net cash used in investing activities	(308)	(91)	(512)	(250)

Cash flows from financing activities:
Short- term bank credit, net	(326)	(1,787)	(765)	(3,394)
Proceeds from short- term shareholder loan	-	-	-	555
Repayment of short- term shareholder loan	(571)	-	(571)	-
Issuance of ordinary shares in rights offering, net	-	3,298	-	3,298
Repayment of long-term loans from bank	(35)	(231)	(108)	(455)
Proceeds from long-term loans	1,141	-	1,141	-
Repayment of credit from fixed asset payables	(152)	(98)	(304)	(194)
Net cash used in financing activities	57	1,182	(607)	(190)

Effect of translation adjustments	47	(21)	21	(37)

Net increase (decrease) in cash and cash equivalents	1,193	769	1,779	845

Cash and cash equivalents at beginning of the period	2,214	1,068	1,628	992

Cash and cash equivalents at period end	3,407	1,837	3,407	1,837